

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 30, 2008

Ms. Donna Felch
The Female Health Company
515 North State Street, Suite 2225
Chicago, Illinois 60610

> **RE: The Female Health Company**
> **Form 10-KSB for the fiscal year ended September 30, 2007**
> **Filed December 21, 2007**
> **File # 1-13602**

Dear Ms. Felch:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended September 20, 2007

General

1. It appears that your public float may have exceeded $25 million in the years ended September 30, 2007, 2006 and 2005. Please clarify for us how you determined that you qualify as a small business issuer. Reference Item 10 of Regulation S-B.

Item 1. Description of Business, page 5
Product, page 5

2. Please revise future filings to disclose and discuss the process and expected timing for FDA approval of FC2.

Item 6. MD&A - Liquidity and Sources of Capital, page 20

3. With a view towards future disclosure, please explain to us why your accounts receivable balance significantly increased and help us understand why days outstanding are so significant in light of the fact that your disclosed payment terms are a net 30 day basis.

Note 1. Nature of Business and Significant Accounting Policies, page F-7
Deferred Grant Income, page F-9

4. Please provide us a more comprehensive discussion of the nature of the project for which you received grant money from the British Linkage Challenge Fund. In this regard, please also more fully describe the accounting for this arrangement, including how you determined that the contributions should be recognized as income.

Note 6. Income Taxes, page F-12

5. Please revise future filings to disclose and discuss how you determined the amount of the tax valuation allowance that you released and how you will assess the remaining allowance in future periods.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief